Christian Blair Hansen
5124 W. Spencer St.
Appleton, WI 54914

NEWS RELEASE

July 27, 2010

Christian Blair Hansen of 5124 West Spencer Street, Appleton, Wisconsin 54914, filed an early warning report dated July 27, 2010 advising of his holdings in Balaton Power Inc. (“Balaton”).

Mr. Hansen recently acquired beneficial ownership and control of 2,000,000 units of Balaton Power Inc. (“Balaton”) through a private placement at US$0.02 per unit. Each unit consisted of one common share (the “Shares”) and two share purchase warrants, an A Warrant and a B Warrant (together, the “Warrants”). Each A Warrant having an exercise price of US$0.03 per share for a period of 12 months and each B Warrant having an exercise price of US$0.03 per share for a period of 24 months from closing. Assuming exercise of all the Warrants, Mr. Hansen would have acquired a total of 6,000,000 shares of Balaton which would represent 5.73% of the then issued and outstanding securities of Balaton.

In addition to the above referenced shares and warrants, Mr. Hansen holds 9,500,000 common shares and 4,000,000 warrants, which securities, assuming exercise of the warrants, would collectively represent 18.62% of the then issued and outstanding shares of Balaton.

The common shares of Balaton are listed on the OTC Bulletin Board and trades under the trading symbol, BPWRF. Mr. Hansen acquired the securities for investment purposes and may acquire further securities of Balaton in the future.

A copy of the report filed in accordance with applicable securities legislation may be obtained by contacting Blair Hansen at (920) 735-0220.

“C. Blair Hansen”

Christian Blair Hansen